CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Pacific Rim Mining Corp. (the “Company”) on Form 40-F for the period ended April 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, April Hashimoto, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

July 20, 2007	/s/ April Hashimoto

April Hashimoto
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Pacific Rim Mining Corp. and will be retained by Pacific Rim Mining Corp. and furnished to the Securities and Exchange Commission or its staff upon request.